Request for Voting Instructions (“VIF”)

ANNUAL & SPECIAL MEETING OF SHAREHOLDERS OF WHITE KNIGHT RESOURCES LTD. TO BE HELD AT SUITE 3350, 1055 DUNSMUIR STREET, VANCOUVER, B.C. ON FRIDAY, NOVEMBER 25, 2005, AT 10:00A. M.	SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE. Resolutions (For full details of each resolution, please see the enclosed Information Circular)

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Shouldyou wish to attend and vote at the meeting or have someoneelse attend and vote at the meeting on your behalf,please completethe reverse side of this form.

SECURITYHOLDER SIGN HERE: _________________________________________

DATE SIGNED: _______________________________________________________

THIS FORMMUSTBE SIGNEDAND DATEDABOVE.

		For	Against	Withhold
	1. To re-appoint Davidson & Company, Chartered Accountants, as the auditor of the Company for the ensuing year at a remuneration to be fixed by the directors		N/A
	2. To elect as Director of the Company, John M. Leask		N/A
	3. To elect as Director of the Company, Megan M. Cameron-Jones		N/A
	4. To elect as Director of the Company, Brian D. Edgar		N/A
	5. To elect as Director of the Company, Gordon P. Leask		N/A
	6. To approve matters related to the transition of the Company under the Business Corporations Act (British Columbia), including the adoption of new Articles, the removal of “pre-existing company provisions” and an increase in the authorized share capital of the Company.			N/A

Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.

IF YOU WISH TO:

               A)     VOTE IN PERSON AT THE MEETING or

               B)     APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL
                        TO VOTE ON YOUR BEHALF,

PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________________________

SECURITYHOLDER SIGN HERE: ______________________________________

DATE SIGNED: ______________________________________

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact Janet Cleary at PCTC at 604-689-9853.

INSTRUCTIONS FOR COMPLETION OF VIF

1.	If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.
2.	If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.
3.	This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.
4.	This VIF should be read in conjunction with the accompanying notice of meeting and information circular.
5.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.
6.	If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
7.	To be represented at the Meeting, VIFs must be submitted no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week
If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at www. stocktronics. com/webvote .
To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING 24 Hours a Day, 7 days a week
If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683) .
Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL OR FAX to Pacific Corporate Trust Company
625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8. Fax number 604-689-8144. Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by internet or telephone.